UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727107	13D	Page 1 of 7 pages

1	Names of Reporting Persons Dongting Lake Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 091727107	13D	Page 2 of 7 pages

1	Names of Reporting Persons Morespark Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 091727107	13D	Page 3 of 7 pages

1	Names of Reporting Persons THL E Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 091727107	13D	Page 4 of 7 pages

1	Names of Reporting Persons Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

CUSIP No. 091727107	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016 (as amended to date, the “Schedule 13D”), relating to the ordinary shares, par value $0.00004 per share (“Ordinary Shares”) and American depositary shares, each representing one Ordinary Share (“ADSs”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following paragraphs:

The total consideration paid for the Ordinary Shares and ADSs in connection with the Merger was valued at approximately $860.3 million (based on the cash consideration amount of $16.00 per Ordinary Share and $16.00 per ADS of the Issuer). Each issued and outstanding ADS and Ordinary Share of the Issuer was cancelled in exchange for the right to receive $16.00 in cash without interest, except for 1 Ordinary Share remaining outstanding held directly by Parent. Parent used working capital contributed from its members to fund the acquisition of the Shares in the Merger.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding at the end thereof the following paragraphs:

On November 4, 2020, the previously disclosed Merger closed. As a result of the Merger, the Issuer ceased to be a publicly traded company and became an direct wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time were cancelled in exchange for the right to receive US$16.00 per Ordinary Share or per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) certain Shares (including Shares represented by ADSs) owned by affiliates of Tencent, an affiliate of JD.com, Inc., and affiliates of Mr. Bin Li, chairman of the board of directors of the Issuer, (ii) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Issuer’s options and/or restricted share unit awards (the Shares described in (i)-(iii), collectively, the “Excluded Shares”), and (iv) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”). Each Excluded Share was cancelled for no consideration. Each Dissenting Share was cancelled and each holder thereof is entitled to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

CUSIP No. 091727107	13D	Page 6 of 7 pages

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”) and the ADS program for the Shares will terminate. NYSE has filed an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) As a result of the Merger, all Ordinary Shares beneficially owned by the Reporting Persons prior to the Effective Time were cancelled and, as a result, Tencent and Morespark do not beneficially own any Shares or have any voting power or dispositive power over any Shares, except for the sole remaining Ordinary Share of the Issuer outstanding which is directly held by Parent and represents 100% of the outstanding Ordinary Shares.

As of the date of this Schedule 13D, Tencent and Morespark may be deemed to have beneficial ownership and shared power to vote or direct the vote of 1 Ordinary Share and THL and Dongting may not be deemed to have beneficial ownership and shared power to vote or direct the vote of the Ordinary Share.

The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on 1 Ordinary Share outstanding following the consummation of the transactions contemplated in the Merger Agreement.

(c) Except for the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) As of the Effective Time, THL and Dongting ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer.

CUSIP No. 091727107	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2020

DONGTING LAKE INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

MORESPARK LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

THL E LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Signatory